SYLIOS CORP

501 First Avenue N., Suite 901

St. Petersburg, FL 33701

Ph: (727) 482-1505 e-mail: info@sylios.com

July 2, 2019

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Natural Resources

Washington, DC 20549

Re:	Sylios Corp
Amendment No. 2 to Registration Statement on Form S-1
Filed June 17, 2019
File No. 333-230824

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Sylios Corp (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 12:00 p.m. Eastern Standard Time on July 8, 2019, or as soon thereafter as practicable.

We acknowledge the following:

●	should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Sincerely,

/s/ Jimmy Wayne Anderson
Jimmy Wayne Anderson
President and Chairman

Cc: John E. Lux, Esq.